April 23, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: John Reynolds

Re:	TechnipFMC plc
Registration Statement on Form S-4, as amended
SEC File No. 333-224117

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of TechnipFMC plc (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-4 referenced above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on April 24, 2018, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Ryan Maierson of Latham & Watkins LLP to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Maierson at (713) 546-5400 or by e-mail (ryan.maierson@lw.com). Thank you in advance for your assistance.

Very truly yours, TechnipFMC plc

By:	/s/ Maryann T. Mannen
Name:	Maryann T. Mannen
Title:	Executive Vice President and Chief Financial Officer

cc:	Ryan Maierson, Esq., Latham & Watkins LLP